October 12, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Jim B. Rosenberg

Re:	Graymark Healthcare, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 Definitive Proxy Statement filed April 16, 2010 File No. 001-34171

Dear Ladies and Gentleman:

This letter is being furnished on behalf of Graymark Healthcare, Inc. (the “Company”) in response to comments in the letter dated October 7, 2010 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stanton Nelson, Chief Executive Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “10-K”), the Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (the “10-Q”) and the Definitive Proxy Statement filed April 16, 2010 (the “Proxy Statement”).

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Frank Wyman, Lisa Vanjoske and Bryan Pitko of the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 52

Item 1. Accounts Receivable

Comment No. 1

Please refer to prior comment six. We acknowledge your proposed new disclosure. However, you have not provided all of the disclosure requested in this comment. Please revise as described below.

•	Disclose the methods and key assumptions used to calculate net revenue. Quantify the historical impact on your operating results resulting from changes in key assumptions for each period presented and the impact of reasonably likely changes in these assumptions on your future operating results.

RESPONSE:

The critical assumption in determining net revenue for our historic business is that the most recent 12-month reimbursement history from each payor for each facility is a reasonable basis to project the future amounts we will collect from them given we have historically been predominantly out-of-network. This assumption drives our estimate of net revenue recorded at the time of service for our historic business. The only change we have made in this assumption was to move to a 12-month reimbursement history from a nine-month history in 2009. This change did not produce a material change in the estimate, however since 12 months covers any potential seasonal impacts, and provides a larger sample of payments, we have determined it is the preferable timeframe to use for this estimate.

As we move to a predominantly in-network status with payors (which will be substantially complete in the fourth quarter of 2010 for our historic diagnostic business and in the first quarter 2011 for our historic therapy business), we will use contracted rates to estimate net revenue which is the same process and assumption currently used for our acquired Somni business. This change is not expected to have a material impact on our financial results, as we believe the current process used for our predominantly out-of-network historic business provides an appropriate estimate of net revenue as does using contracted rates for our predominantly in-network business.

Therefore, we propose to adjust the previously proposed prospective modifications to our disclosures in Critical Accounting Policies. The following additional disclosures are proposed as new second and third paragraphs under Revenue Recognition rather than a modification of an existing paragraph (additional modifications in underlined italics):

As stated above, we record revenue at the estimated net realizable amount. In our newly acquired Somni business, we estimate this amount based on the rates stated in the contracts we have with various payors. We have used this method to determine our net revenue since the acquisition and do not anticipate any future changes to this process. In our historic business, we have been predominantly out-of-network and have not had contract rates to use for determining net revenue for a majority of our payors. For this portion of our business, we perform a quarterly analysis of actual reimbursement from each third party payor for the most recent 12-months. We conduct this analysis for each of our operating locations separately to ensure differences in payment rates from various markets are identified in our analysis. In our analysis we calculate the percentage actually paid by each third party payor of the amount billed to determine the applicable amount of net revenue for each payor at each location. Our key assumption in this process is that actual reimbursement history is a reasonable predictor of the future out-of-network reimbursement for each payor at each facility. Historically we have consistently used this process to estimate net revenue at the time of service other than a change in fiscal 2009 to using 12 months of payment history. Prior to that time, we used nine months of payment history for our quarterly analysis. Although the impact on the calculation was negligible, we determined a 12-month review eliminates potential seasonal fluctuations and provides a broader sample of payments for the calculation.

We are in the process of migrating our historic business to a predominantly in-network status by obtaining contracts with our primary payors. For our diagnostic business, we expect to have this process substantially complete in the fourth quarter of 2010. For our therapy business, we expect this process to be substantially complete in the first quarter of 2011. As contracts are added, and we become predominantly in-network in our historic business, we will estimate net revenue based on the contracted rates which is the same process and assumption we currently use for our acquired Somni business. This change in process and assumption for our historic business is not expected to have a material impact on future operating results.

We believe the original proposed modification to the third paragraph of our disclosure in Critical Accounting Policies under Revenue Recognition as follows (modifications underlined) fully addresses this topic:

Pharmacy product sales from our ApothecaryRx operating segment are recorded at the time the customer takes possession of the merchandise. For prescription sales, our pharmacy operating systems are able to adjudicate the net amount to be paid by a third party payor (commercial, Medicare or Medicaid) prior to the prescriptions being filled and sold to the customer. Customer returns are immaterial and are recorded at the time merchandise is returned. Sales taxes are not included in revenue.

•	Disclose the amount of co-payments recorded and collected at the time of service for each period presented.

RESPONSE:

Historically, our systems and processes did not allow us to determine this amount. Payments from patients entered into our billing system are not identified as a pre-payment or a payment on an account balance after service was provided. Therefore we cannot determine the historical amounts collected at the time of service.

We are in the process of changing processes and procedures in our SMS business and will be able to capture this information for our full SMS business beginning in the first quarter of 2011.

Therefore, we propose to modify the prospective additional disclosure originally proposed as follows with the additional modifications beginning in our quarterly report filed on Form 10-Q for the first quarter of 2011 (additional modifications in underlined italic).

The patient and their third party insurance provider typically share in the payment for our products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network.

In our SMS segment, due to uncertainties surrounding deductible levels and the number of out-of-network patients, we are not certain of the full amount of patient responsibility at the time of service. Starting in 2010, the Company implemented a process to estimate amounts due from patients prior to service and increase collection of those amounts prior to service. For the first quarter of 2011, we collected $     from patients at the time of service. Remaining amounts due from patients are billed following completion of service. Based on our historic experience, we currently expect to collect approximately      % of unpaid amounts due from patients after service is provided.

In our Apothecary segment, we are able to perform on-line verification of amounts due from the patient prior to filling the prescription. We collect substantially all co-payments and other amounts due from customers at the time the customer takes possession of the merchandise.

•	Disclose the amount of revenue recognized, where the amount of the contractual reimbursement has not been verified prior to services performed, for each period presented.

RESPONSE:

We verify benefits for all patients prior to providing service. While the verification process only verifies coverage and does not verify the reimbursement amount, given that we verify coverage for all patients prior to service, we believe reimbursement for all revenue recognized has been verified to the fullest extent possible.

•	Disclose the aging of your accounts receivable, produced by your billing system at each balance sheet date. Describe the supplementary information to this accounts receivable aging that you rely upon in determining account collectability.

RESPONSE:

Beginning with our annual report on Form 10-K for fiscal year 2010 and going forward, we will provide a consolidated aging schedule of our net accounts receivable. In addition, we propose to prospectively provide the following disclosure:

In addition to the aging of accounts receivable shown above, management relies on other factors to determine account collectability including the status of claims submitted to third party payors, reason codes for declined claims and an assessment of our ability to address the issue and resubmit the claim and whether a patient is on a payment plan and making payments consistent with that plan.

•	Disclose the expected timing for the migration of your SMS business to in-network contracting.

RESPONSE:

We added this disclosure to the second paragraph of our modified proposed prospective disclosures in the first bullet under item 1 above. It is also copied below with the relevant statement underlined for ease of review.

We are in the process of migrating our historic business to a predominantly in-network status by obtaining contracts with our primary payors. For our diagnostic business, we expect to have this process substantially complete in the fourth quarter of 2010. For our therapy business, we expect this process to be substantially complete in the first quarter of 2011. As contracts are added, and we become predominantly in-network in our historic business, we will estimate net revenue based on the contracted rates which is the same process we currently use for our acquired Somni business. This change in process for our historic business is not expected to have a material impact on future operating results.

•	Disclose the terms governing patient payment plans and the percentage of accounts receivable subject to patient payment plans.

RESPONSE:

We propose to prospectively add the following to our disclosure in Critical Accounting Policies under Accounts Receivable beginning with our quarterly report on Form 10-Q as of September 30, 2010 and going forward:

We offer payment plans to patients for amounts due from them for the sales and services we provide. For patients with a balance of $500 or less we allow a maximum of six months for the patient to pay the amount due. For patients with a balance over $500 we allow a maximum of 12 months to pay the full amount due. The minimum monthly payment amount for both plans is $50 per month.

Our system is currently not able to generate reporting on the total amount of patient accounts receivable subject to a payment plan. We are investigating modifying our system to allow us to obtain this information. If we are able to make the required modifications, we will disclose this percentage in future annual and quarterly reports on Forms 10-K and 10-Q when it becomes available.

•	Disclose the following information:

•	Your policy for determining when an accounts receivable is recorded as a bad debt and ultimately written off.

•	The quantitative thresholds supporting this accounting policy, such as number of days outstanding and;

Additional response on sub-bullet:

We use a specific circumstances policy in writing off accounts receivable. For third party accounts, we evaluate each account to determine, if denied, the reason for the denial and our ability to correct and re-submit the claim for payment, or if there is no further recourse. If there is no recourse, we write off the account. We have included this policy statement in our proposed disclosure below. For patient accounts, we have an internal collections process we have outlined in our disclosure below that culminates in an account being sent to collection, at which point, we write off the account as uncollectable.

•	How you utilize information obtained through collection agencies or legal action prior to accounts receivable write-offs.

Additional response on sub-bullet:

We do not utilize information from collection agencies or legal action prior to accounts receivable write-offs as it is our policy to write of an account at the time it goes to collection. We have included this policy statement in our proposed disclosure below.

RESPONSE:

We propose to modify our previously proposed new third paragraph to our disclosure in Critical Accounting Policies under Accounts Receivable as follows (modifications in underlined italic):

Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, we utilize a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 90 days from the initial statement. If the patient is on a payment program, these efforts begin 30 days after the patient fails to make a planned payment. For our diagnostic patients, we submit patient receivables to an outside collection agency if the patient has failed to pay 120 days following service or, if the patient is on a payment plan, they have failed to make two consecutive payments. For our therapy patients, patient receivables are submitted to an outside collection agency if payment has not been received between 180 and 270 days following service depending on the service provided and circumstances of the receivable or, if the patient is on a payment plan, they have failed to make two consecutive payments. It is our policy to write off as bad debt all patient receivables at the time they are submitted to an outside collection agency. If funds are recovered by our collection agency, the amounts previously written-off are reversed as a recovery of bad debt. For amounts due from third party payors, it is our policy to write off an account receivable to bad debt based on the specific circumstances related to that claim resulting in a determination that there is no further recourse for collection of a denied claim from the denying payor.

Note 6 — Goodwill and Other Intangibles, page F-19

Comment No. 2

Please refer to prior comment 11. Please disclose the following information from your most recent impairment reviews for goodwill and other indefinitely-lived intangible assets.

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test.

•	A description of key assumptions that drive fair value.

•	A discussion of the uncertainty associated with key assumptions used in your calculations and any potential events and/or circumstances that could negatively impact your future operating results.

RESPONSE:

We conduct our annual impairment reviews in the fourth quarter of each year. In our future annual reports on form 10-K beginning with our report for December 31, 2010, we will include the above disclosures related to the results of our impairment calculation for both goodwill and for indefinitely lived assets.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Cost of Sales and Services

Comment No. 3

Please refer to prior comment 12. Your accounting for costs associated with equipment sales appears to be inconsistent with your accounting for the corresponding revenues, which as disclosed on page 51 of Form-K, are all recognized in the month the “commitment is entered into.” Please explain how your accounting process matches revenues from equipment sales and associated costs and revise your disclosure accordingly.

RESPONSE:

We respectfully advise the Staff that as disclosed in Note 3 on page 8 of our quarterly report on Form 10-Q for the quarter ended March 31, 2010, we elected to change our accounting method for sleep therapy equipment sales that are paid for over time to record that revenue over the period of time it is paid. Our proposed disclosure for cost of goods sold in response to prior comment 12 is consistent with this accounting method.

The disclosure referred to on page 51 of Form 10-K was accurate for 2009 and contained the additional disclosure later in the same paragraph:

“At our newly acquired Somni business units, we recognize the revenue on these sales as the monthly payments become due. It is our intent to move to a unified revenue recognition practice for these transactions during 2010.”

For the fiscal year 2009, we accounted for the full amount of cost of goods in our historic business in the same month we started the rental period, consistent with the method of accounting for revenue referred to in current comment 3. In our Somni business, which we acquired in the third quarter of 2009, we accounted for cost of goods over the period of the rental, again matching the revenue recognition.

The accounting process described in our proposed prospective disclosure in response to prior comment 12 is consistent with the change in accounting method disclosed in Note 3 of our quarterly report on Form 10-Q for the quarter ended March 31, 2010 and with the revenue recognition policy disclosed in Note 2 on page 6 of that same quarterly report. We currently recognize revenue for items paid for over time over the period specified by the payor and recognize matching cost of goods over that same period of time. We believe we have appropriately matched revenue and cost of goods in all periods reported, and that our disclosures for those periods are consistent with those methods. Therefore, we believe the original modification to the proposed prospective disclosure provided in the response to prior comment 12 is correct.

Definitive Proxy Statement filed April 16, 2010

Code of Business Conduct and Ethics, page 8

Comment No. 4

We note your response to comment 13. However, we are unable to access the Company’s code of business conduct and ethics via www.graymarkhealthcare.com. Please post a copy of your code of business conduct and ethics to your company website or identify the website at which the code of business conduct and ethics can be found. Please confirm that your proxy statement for 2010 will include the correct website reference.

RESPONSE:

We respectfully advise the Staff that the Company’s code of business conduct and ethics can be obtained on its investor relations website at investors.graymarkhealthcare.com then click on “Corporate Governance”. We confirm that the Company will report, in its proxy statement for the 2011 annual meeting of stockholders, the correct website address where its code of business conduct and ethics can be accessed.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (405) 239-2250.

Sincerely,

/s/ Stanton Nelson
Stanton Nelson
Chief Executive Officer

cc:	Grant Christianson, Graymark Healthcare, Inc. Robert E. Puopolo, Greenberg Traurig LLP